UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Name of Subject Company)

PRIMO WATER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

Marni Morgan Poe

Chief Legal Officer

Primo Water Holdings LLC (f/k/a Fore Merger LLC)

(as successor by merger to Primo Water Corporation)

4221 West Boy Scout Boulevard, Suite 400

Tampa, Florida 33607

(813) 313-1732

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sean M. Jones

K&L Gates LLP

300 S. Tryon Street, Suite 1000

Charlotte, NC 28202

(704) 331-7406

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Primo Water Corporation, a Delaware corporation (“Primo” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2020, as amended on February 10, 2020, February 18, 2020 and February 26, 2020 (as amended, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Fore Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Cott Corporation (“Cott”), as disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended, the “Schedule TO”), filed by Cott and Purchaser with the SEC on January 28, 2020, pursuant to which Cott and Purchaser have offered to acquire all of the issued and outstanding shares of Primo common stock in exchange for the following consideration, for each share validly tendered and not properly withdrawn, at the election of the holder:

(i)	$14.00 in cash,

(ii)	1.0229 Cott common shares, no par value per share, plus cash in lieu of any fractional Cott common shares, or

(iii)	$5.04 in cash and 0.6549 Cott common shares,

in each case, without interest and less any applicable taxes required to be deducted or withheld in respect thereof and subject to proration procedures as applicable.

The terms and conditions of the offer are set forth in Cott’s prospectus/offer to exchange (the “offer to exchange”), which is part of a Registration Statement on Form S-4 that Cott filed with the SEC on January 28, 2020, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on February 7, 2020 (as amended and supplemented, the “Form S-4”), and the related letter of election and transmittal, which together, along with any amendments or supplements thereto, constitute the “offer.”

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding a new section immediately following the section entitled “Legal Proceedings” as follows:

“Completion of the Offer and Consummation of the Mergers.

At 5:00 p.m., New York City time, on Friday, February 28, 2020 (the “Expiration”), the offer expired as scheduled and was not extended. The Purchaser was advised by Computershare Trust Company of Canada, the depositary and exchange agent for the offer, that as of the Expiration, a total of 32,716,138 shares of Primo common stock were validly tendered into and not properly withdrawn from the offer, representing approximately 81.1% of the outstanding shares of Primo common stock. The number of Primo shares validly tendered and not withdrawn pursuant to the offer satisfied the minimum condition to the offer, and all other conditions to the offer were satisfied. Accordingly, the Purchaser accepted for exchange, and expects to promptly exchange, all Primo shares validly tendered into and not properly withdrawn from the offer.

Following the consummation of the offer, Cott and the Purchaser completed the acquisition of Primo pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, through the merger of Primo with and into the Purchaser, with Primo surviving the merger as an indirect wholly owned subsidiary of Cott, followed by the merger of the surviving corporation with and into Fore Merger, LLC, an indirect wholly owned subsidiary of Cott (the “Mergers”).

Following the consummation of the Mergers, Primo requested that the Nasdaq Stock Market LLC (“Nasdaq”) remove the Primo shares from listing on Nasdaq and file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). Cott and the Purchaser intend to take steps to cause the termination of the registration of the Primo shares under the Exchange Act and suspend all of Primo’s reporting obligations under the Exchange Act as promptly as practicable.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit (a)(5)(P) as set forth below:

Exhibit No.	Description

(a)(5)(P)	Press release issued by Cott dated March 2, 2020 (incorporated by reference to Exhibit (a)(5)(K) to Amendment No. 2 to Cott’s Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Primo Water Holdings LLC (f/k/a Fore Merger LLC)
(as successor by merger to Primo Water Corporation)

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Chief Legal Officer

Dated: March 2, 2020